[SHOPRITE LOGO]

FOODARAMA SUPERMARKETS, INC.
Annual Report 2001

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in this Annual Report, including without limitation the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations," are, or may be deemed to be, "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Such forward-looking statements involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements contained in this Annual Report. Such potential risks and uncertainties include without limitation, competitive pressures from other supermarket operators and warehouse club stores, economic conditions in the Company's primary markets, consumer spending patterns, availability of capital, cost of labor, cost of goods sold including increased costs from the Company's cooperative supplier, Wakefern Food Corporation ("Wakefern"), and other risk factors detailed herein and in other of the Company's Securities and Exchange Commission filings. The forward-looking statements are made as of the date of this Annual Report and the Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those projected in such forward-looking statements.

                 FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

THE COMPANY

The Company operates a chain of twenty-two supermarkets located in Central New Jersey, as well as two liquor stores and two garden centers, all licensed as ShopRite. The Company also operates a central food processing facility to supply its stores with meat, various prepared salads, prepared foods and other items, and a central baking facility which supplies its stores with bakery products. The Company is a member of Wakefern Food Corporation, the largest retailer-owned food cooperative warehouse in the United States and owner of the ShopRite name.

The Company has incorporated the concept of "World Class" supermarkets into its operations. "World Class" supermarkets are significantly larger than conventional supermarkets and feature fresh fish-on-ice, prime meat service butcher departments, in-store bakeries, international foods including Chinese, sushi and kosher sections, salad bars, snack bars, meals to go, bulk foods and pharmacies. The Company has also introduced many of these features into its conventionally sized supermarkets through extensive renovations; these stores are considered "Mini-World Class" supermarkets. Currently, eighteen of the Company's stores are "World Class," two are "Mini-World Class" and two are conventional supermarkets.

STOCK PRICE AND DIVIDEND INFORMATION

The Common Stock of Foodarama Supermarkets, Inc., is traded on the American Stock Exchange under the ticker symbol "FSM." High and low stock prices were as follows:

Fiscal Quarter Ended                                      High             Low
--------------------------------------------------------------------------------
January 29, 2000 .....................................   28.375           19.750
April 29, 2000 .......................................   27.250           20.000
July 29, 2000 ........................................   28.000           24.000
October 28, 2000 .....................................   24.250           17.750
January 27, 2001 .....................................   21.250           15.125
April 28, 2001 .......................................   20.000           17.000
July 28, 2001 ........................................   35.250           18.500
November 3, 2001 .....................................   42.000           34.350

No dividends have been declared or paid on the Company's Common Stock since October 1979. The Company has approximately 324 shareholders of record.

5 YEAR SUMMARY OF OPERATIONS

                                                                              Fiscal Years Ended
                                            ----------------------------------------------------------------------------------------
                                            November 3,        October 28,        October 30,        October 31,         November 1,
                                              2001(a)             2000               1999                1998                1997
                                            ----------------------------------------------------------------------------------------
                                                                     (000's omitted except per share data)

Sales ...............................       $   945,301        $   866,363        $   778,726        $   687,974        $   629,733
Cost of Sales .......................           711,092            657,436            592,606            521,501            476,584
                                            ----------------------------------------------------------------------------------------
Gross profit ........................           234,209            208,927            186,120            166,473            153,149
                                            ----------------------------------------------------------------------------------------
Operating expenses ..................           220,283            198,216            177,780            160,320            148,121
Interest, net .......................             7,362              6,741              5,254              3,433              3,994
Gain on sale of store and
  real estate transactions ..........                --                 --                 --                 --               (656)
                                            ----------------------------------------------------------------------------------------
                                                227,645            204,957            183,034            163,753            151,459
                                            ----------------------------------------------------------------------------------------
Income before income
  tax provision .....................             6,564              3,970              3,086              2,720              1,690
Income tax provision ................            (2,626)            (1,588)            (1,141)              (940)              (626)
                                            ----------------------------------------------------------------------------------------
Net income ..........................       $     3,938        $     2,382        $     1,945        $     1,780        $     1,064
                                            ========================================================================================
Income per common share:
  Basic .............................       $      3.54        $      2.13        $      1.74        $      1.59        $      0.90
                                            ========================================================================================
  Diluted ...........................       $      3.50        $      2.13        $      1.74        $      1.59        $      0.90
                                            ========================================================================================
Weighted average number of
 common shares
 outstanding:
    Basic ...........................         1,111,727          1,117,290          1,117,290          1,117,290          1,117,290
                                            ========================================================================================
    Diluted .........................         1,124,192          1,117,290          1,117,290          1,117,290          1,117,290
                                            ========================================================================================
(a) 53 weeks

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

OFFICERS AND DIRECTORS

DIRECTORS

     Joseph J. Saker
     Chairman of the Board,
     Foodarama Supermarkets, Inc.

     Richard J. Saker
     President and Secretary,
     Foodarama Supermarkets, Inc.

     *Albert A. Zager
     Member, Carton, Arvanitis, McGreevy,
     Argeris, Zager & Aikins, L.L.C.,
     Attorneys at Law

     *Charles T. Parton
     Chairman of the Board,
     Two River Community Bank

     *Robert H. Hutchins
     President and Managing Director, Hutchins,
     Farrell, Meyer & Allison, P.A.,
     Certified Public Accountants

     *Member, Audit & Stock Option Committees
      Member, Executive Committee

EXECUTIVE OFFICERS

     Joseph J. Saker
     Chairman of the Board

     Richard J. Saker
     President and Secretary

     Michael Shapiro
     Senior Vice President,
     Chief Financial Officer and Treasurer

     Emory A. Altobelli
     Senior Vice President,
     Corporate Subsidiaries and Services

     Carl L. Montanaro
     Senior Vice President,
     Sales and Merchandising

     Joseph J. Saker, Jr.
     Senior Vice President,
     Marketing and Advertising

     Robert V. Spires
     Senior Vice President,
     Human Resources and Labor Relations

     Joseph C. Troilo
     Senior Vice President,
     Financial Administration, Assistant Secretary and Assistant Treasurer

GENERAL COUNSEL

     Giordano, Halleran & Ciesla, P.C.
     125 Half Mile Road
     Middletown, NJ 07748

AUDITORS

     Amper, Politziner & Matia P.A.
     2015 Lincoln Highway
     P.O. Box 988
     Edison, NJ 08818-0988

TRANSFER AGENT & REGISTRAR

     American Stock Transfer Company
     40 Wall Street
     New York, NY 10005

CORPORATE OFFICES

     922 Highway 33
     Building 6, Suite 1
     Howell, NJ 07731
     (732) 462-4700

FORM 10-K REPORT

     A copy of the Company's Form 10-K/A Annual Report, as filed with the Securities and Exchange Commission, is available to shareholders without charge upon written request to:

     Mr. Joseph C. Troilo
     Senior Vice President
     Foodarama Supermarkets, Inc.
     922 Highway 33
     Building 6, Suite 1
     Freehold, NJ 07728

LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------

Dear Shareholder:

The Company's results from operations and our financial condition in fiscal 2001 continued to improve for the fourth year in a row. Sales for fiscal 2001 increased 9.1% to a record $945,301,000 from $866,363,000 in the prior year. This increase was the result of improved sales in existing locations and the full year of operations of the two new World Class locations. The first new World Class store opened in February 2000 in Branchburg, New Jersey. The second new World Class store, which opened in April 2000 in Wall Township, New Jersey, replaced an older, smaller facility in Brielle, New Jersey. Comparable stores sales increased 3.8% in fiscal 2001.

Income from operations increased 30% to $13,926,000 in fiscal 2001 from $10,711,000 in fiscal 2000. Net income grew 65% to $3,938,000 or $3.50 per diluted share in fiscal 2001 compared to $2,382,000 or $2.13 per diluted share in the prior year period.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") for fiscal 2001 were $27,342,000, an increase of 19% over the fiscal 2000 EBITDA of $22,914,000.

The Company's working capital position declined by $5,692,000 in fiscal 2001 to a ratio of .90 to 1.00 from .98 to 1.00 in fiscal 2000. We spent $17,047,000 on numerous capital projects during fiscal 2001, including $7,447,000 for equipment and leasehold improvements for the remodeling of three locations, and $5,329,000 for new and replacement stores under construction. The Company made principal payments under long-term debt, excluding capitalized leases, of $6,224,000 and additional long-term debt of $929,000 was incurred. The Company and its lenders amended the Credit Agreement to provide for additional borrowing capacity under the revolving credit facility and to realign the timing of additional borrowing and spending for capital expenditures to more closely track the projected timing of these events. Additionally, the Credit Agreement now allows the Company to repurchase its common stock for an aggregate purchase price not to exceed $5,000,000. Additional information regarding the amendments to the Credit Agreement is presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

On June 8, 2001 the Company announced the commencement of a stock repurchase program whereby we will seek to repurchase shares of our common stock having a value of up to $3,000,000. The Company's Board of Directors approved the stock repurchase program to enhance shareholder value by providing liquidity to its shareholders. The Company is utilizing internally generated funds and borrowings under its revolving credit facility to purchase shares of its common stock under the program, both in the open market and through privately negotiated transactions. As indicated above, the Company's Credit Agreement was amended to permit it to purchase shares of its common stock having an aggregate purchase price not to exceed $5,000,000; however, at this time, the Board has limited its approval to the repurchase of stock having a value of up to $3,000,000. As of February 28, 2002, 43,363 shares of common stock had been repurchased, 5,300 shares in open market transactions and 38,063 shares in privately negotiated transactions. Of the 38,063 shares, 28,863 shares were purchased from related parties. $1,650,624, or an average of $38.07 per share, was expended for the purchase of the 43,363 shares. Additional information regarding purchases of stock from related parties is presented in the Company's proxy statement which accompanies this annual report under the caption "Certain Business Relationships and Related Party Transactions."

The Branchburg and Wall Township, New Jersey World Class stores have been very well received by our customers, and have shown continued improvement in operating results since opening. On November 14, 2001 a new World Class store in Middletown, New Jersey opened. This location has exceeded initial projections and is a replacement for an older, smaller store in the same shopping center. Construction has commenced on three World Class stores, two of which are replacement locations for older, smaller stores. Additionally, the expansion and remodeling of another location is underway. Leases have also been signed for one replacement and one new location and negotiations are ongoing for the expansion of one existing store and for leases for one new and one replacement location. All of these projects will be World Class stores.

The Company owns a 12.3% interest in Wakefern Food Corporation, which provides purchasing, warehousing and distribution services on a cooperative basis to its shareholder members, all of which are operators of ShopRite supermarkets. Wakefern requires all of its shareholder members to enter into agreements with Wakefern providing for certain commitments by, and restrictions on, its shareholder members. Among the restrictions in the agreement is a general requirement that a shareholder member must compensate Wakefern for lost warehouse volume if the member withdraws from the cooperative. Similar withdrawal payments are due if Wakefern loses volume by reason of a member selling its stores, merging with another entity or transferring a controlling corporate interest.

As previously reported, another member of Wakefern, Big V Supermarkets, Inc. ("Big V"), filed for reorganization under Chapter 11 and indicated its intent to depart from Wakefern. Big V, which is similar in sales volume to the Company, was unsuccessful in challenging provisions in its agreements with Wakefern which require that withdrawing members make a payment to Wakefern to make up for the resulting loss of volume to the cooperative. On November 16, 2001 Big V reported that it had entered into a term sheet, and has subsequently entered into definitive agreements, to sell substantially all of its assets to Wakefern. On February 22, 2002 the Bankruptcy Court Judge ruled that a competing offer submitted by a competitor, Stop & Shop, and supported by agreements with several creditor groups, could also be presented to the Court. Following this approval, Pathmark Stores, Inc. reported that it entered into an agreement with Stop & Shop whereby Pathmark agreed to purchase nine Big V stores from Stop & Shop for $71 million. These transactions are subject to Bankruptcy Court review and approval. It is not possible to predict at this time what effect the reported transactions will have on our Company or Wakefern. Additional information regarding this subject is presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

At this time, we want to extend our appreciation to our employees, shareholders and vendors for their continued loyalty and support. We also wish to express our gratitude to our customers for their continued patronage of the Foodarama ShopRite stores.


/s/ JOSEPH J. SAKER                           /s/ RICHARD J. SAKER
----------------------------------            ----------------------------------
    Joseph J. Saker                               Richard J. Saker
    Chairman of the Board                         President and
      and Chief Executive Officer                   Chief Operating Officer

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

FINANCIAL CONDITION AND LIQUIDITY

As of May 11 and August 7, 2001, the Company and its lenders amended the Second Amended and Restated Revolving Credit and Term Loan Agreement (as amended, the "Credit Agreement"). The Credit Agreement is secured by substantially all of the Company's assets and provided for a total commitment of $58,000,000, including a revolving credit facility (the "Revolving Note") of up to $28,000,000, a term loan (the "Term Loan") in the amount of $10,000,000 and a capital expenditures facility (the "Capex Facility") of up to $20,000,000.

The amended Credit Agreement (a) increases the total amount available to the Company under the Revolving Note to $28,000,000 from $25,000,000, subject to the borrowing base limitation of 65% of eligible inventory; (b) reallocates the amount of permitted new indebtedness for fiscal year 2001 to fiscal year 2002 to more closely meet the Company's projected borrowing needs; (c) reallocates the limitations on indebtedness attributable to capitalized lease obligations over the term of the Credit Agreement to more closely track new real estate lease obligations; (d) permits capital expenditures relating to New/Replacement Store Projects over the term of the Credit Agreement to more closely track the projected timing of such expenditures; (e) permits capital expenditures relating to Adjusted Capex over the term of the Credit Agreement to more closely track the projected timing of such expenditures; (f) extends the expiration date of the period during which the Company may borrow against the Capex Facility to June 30, 2002; (g) allows the Company to repurchase its common stock for an aggregate purchase price not to exceed $5,000,000 subject to certain conditions and limitations; (h) allows for loans to employees not to exceed $50,000 in the aggregate; and (i) amends certain definitions. Other terms and conditions of the Credit Agreement previously reported upon by the Company have not been modified. As of November 3, 2001 the Company owed $6,500,000 on the Term Loan and $7,306,772 under the Capex Facility.

The Company's compliance with the major financial covenants under the Credit Agreement was as follows as of November 3, 2001:

                                                                              Actual
Financial                                       Credit                  (As defined in the
Covenant                                       Agreement                 Credit Agreement)
------------------------------------------------------------------------------------------
Adjusted EBITDA(1)                       Greater than $16,000,000       $21,955,000
Leverage Ratio(1)                        Less than 3.50 to 1.00          1.23 to 1.00
Debt Service Coverage Ratio              Greater than 1.20 to 1.00       1.77 to 1.00
Adjusted Capex(2)                        Less than $12,750,000(3)       $12,040,000(4)
Store Project Capex                      Less than $13,000,000(3)       $ 5,007,000(4)

(1) Excludes obligations under capitalized leases, interest expense and depreciation expense attributable to capitalized leases and changes in the LIFO reserve.
(2) Adjusted Capex is all capital expenditures other than New/Replacement Store Project Capex.
(3)   Represents limitations on capital expenditures for fiscal 2001.
(4)   Represents capital expenditures for fiscal 2001.

On December 31, 1999 the Company financed the purchase of $1,527,000 of POS hardware in 17 operating locations. The financing bears interest at 7.60% and is payable in monthly installments over its three year term.

On March 30, 1999 the Company financed the purchase of $520,000 of computer equipment for all operating locations. The financing bears interest at 5.79% and is payable in monthly installments over its three year term.

No cash dividends have been paid on the Common Stock since 1979, and we have no present intentions or ability to pay any dividends in the near future on our Common Stock. The Credit Agreement does not permit the payment of any cash dividends on the Company's Common Stock.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

Working Capital:

At November 3, 2001 and October 28, 2000, the Company had working capital deficiencies of $6,907,000 and $1,215,000, respectively, compared to working capital of $2,507,000 at October 30, 1999. Working capital decreased in fiscal 2001 primarily as the result of the net increase in accounts payable and accrued expenses of $5,050,000 over the increase in inventory. This increase relates primarily to cost of merchandise and capital expenditures for the new Middletown, New Jersey store, opened November 14, 2001, as well as accrued occupancy costs related to the 53rd week of fiscal 2001. Accounts receivable consist primarily of returned checks due the Company, coupon receivables, third party pharmacy insurance claims and organization charge accounts. The terms of most receivables are 30 days or less. The allowance for uncollectible accounts is large in comparison to the amount of accounts receivable because the allowance consists primarily of a reserve for returned checks which are not written off until all collection efforts are exhausted. The Company normally requires small amounts of working capital since inventory is generally sold at approximately the same time that payments to Wakefern and other suppliers are due and most sales are for cash or cash equivalents.

Working capital decreased in fiscal 2000 primarily as the result of the net increase in accounts payable and accrued expenses of $3,035,000 over the increase in inventory, which related primarily to cost of merchandise and operating expenses for the new Branchburg and Wall Township, New Jersey stores. Additionally, the current portion of long-term debt, primarily related to equipment financing, increased.

Working capital in fiscal 1999 increased primarily due to increases in inventory and receivables and decreases in the current portion of long-term debt partially offset by increases in accounts payable. These increases were primarily due to increased sales and the impact of double coupons.

Working capital ratios were as follows:

               November 3, 2001...........           .90 to 1.00
               October 28, 2000...........           .98 to 1.00
               October 30, 1999...........          1.05 to 1.00

Cash flows (in millions) were as follows:

                                        2001     2000      1999
                                      ----------------------------

From operations..............         $ 24.2    $ 15.5    $12.2
Investing activities.........          (16.9)    (15.2)    (8.2)
Financing activities.........           (7.1)      (.4)    (3.8)
                                      ----------------------------
  Totals.....................         $   .2    $  (.1)    $ .2
                                      ============================

Fiscal 2001 capital expenditures totaled $17,047,000 with depreciation of $12,840,000 compared to $16,750,000 and $11,524,000, respectively for fiscal 2000 and $8,781,000 and $10,838,000, respectively for fiscal 1999. The increase in depreciation in fiscal 2001 was the result of the purchase of equipment and leasehold improvements for the three locations remodeled during fiscal 2001 and a full year of depreciation for the locations opened in fiscal 2000. The increase in depreciation in fiscal 2000 was the result of the purchase of equipment and leasehold improvements for the two new locations as well as two additional real estate capitalized leases. The increase in depreciation in fiscal 1999 resulted from the opening of two locations in fiscal 1998, a capitalized lease for one of the two locations and the modification of a capitalized real estate lease in fiscal 1999 for the expansion of a location. Capital expenditures increased in fiscal 2001 and fiscal 2000 as the result of the purchase of equipment and leasehold improvements for the locations remodeled in fiscal 2001 and the two locations opened in fiscal 2000 and the new Middletown store opened November 14, 2001. Capital expenditures declined in fiscal 1999 when no new stores were opened.

In fiscal 2001 net long-term debt decreased $5,959,000 as the result of payments made to reduce the balances outstanding under existing debt. The source of these payments was cash generated by operations and an increase in the revolving credit facility of $929,000.

In fiscal 2000 long-term debt increased $25,499,000 due to the capitalization of real estate leases for the two locations opened in the year, the financing of POS hardware and equipment for two new locations and the restructuring of borrowings under the Credit Agreement. These increases were partially offset by cash generated by operations used to pay down a portion of the balances outstanding under the revolving credit facility and other existing debt.

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

In fiscal 1999 long-term debt increased $3,858,000 due to the modification of a capitalized real estate lease for the expansion of the West Long Branch, New Jersey store, the financing of computer equipment purchased and financing obtained under the revolving credit facility. These increases were partially offset by cash generated by operations used to pay down existing debt.

During the year ended November 3, 2001, the Company repurchased a total of 29,070 shares of Common Stock under the stock repurchase program announced on June 8, 2001. 25,070 of these shares were purchased in privately negotiated transactions. 7,000 of these shares were owned by the Estate of Mary Saker, of which the Company's Chairman, Joseph J. Saker, is a co-executor, and 18,000 shares were owned by certain members of Mr. Saker's family. $1,067,927, or an average of $36.74 per share, was expended for the purchase of the 29,070 shares.

The Company had $18,691,000 of available credit, at November 3, 2001, under its revolving credit facility. If Net Income and earnings before interest, taxes, depreciation and amortization ("EBITDA") decrease, as discussed in the Net Income section of Management's Discussion and Analysis--Results of Operations, the Company will borrow additional funds under its revolving credit facility. The Credit Agreement will adequately meet our operating needs, scheduled capital expenditures and debt service for fiscal 2002.

RESULTS OF OPERATIONS

Sales:

The Company's sales were $945.3 million, $866.4 million and $778.7 million, respectively in fiscal 2001, 2000 and 1999. This represents an increase of 9.1 percent in 2001 and an increase of 11.3 percent in 2000. These changes in sales levels were the result of the full year of operations in fiscal 2001 of two locations opened in February and April 2000 and the 53rd week in fiscal 2001. The location opened in April 2000 replaced a smaller, older store. Comparable store sales increased 3.8% in fiscal 2001 and 4.2% in fiscal 2000.

Gross Profit:

Gross profit totaled $234.2 million in fiscal 2001 compared to $208.9 million in fiscal 2000 and $186.1 million in fiscal 1999. Gross profit as a percent of sales was 24.8% in fiscal 2001, 24.1% in fiscal 2000 and 23.9% in fiscal 1999.

In fiscal 2001 gross profit as a percentage of sales increased primarily as a result of improved product mix, the contribution of the new locations, the completion of promotional programs initiated by the Company for the locations opened in fiscal 2000, a reduction in product loss through improved shrink control and more efficient commissary operations, partially offset by the completion of Wakefern incentive programs for the new locations opened in the prior fiscal year.

The increase in fiscal 2000 of gross profit as a percentage of sales was primarily due to improved product mix, reduced Wakefern assessment as a percentage of sales and Wakefern incentive programs for the new locations opened in fiscal 2000, partially offset by promotional programs for the new locations opened in the current year period, the completion of Wakefern incentive programs for the new locations opened in fiscal 1998 and the adoption of the Last-In-First-Out ("LIFO") method of inventory valuation for grocery and nonfood categories. See Note 1 of Notes to Consolidated Financial Statements--Merchandise Inventories.

In fiscal 1999 gross profit declined as a percentage of sales as a result of increased promotional programs partially offset by improved product mix, reduced Wakefern assessment as a percentage of sales and the continuation of Wakefern incentive programs for the two new locations opened in fiscal 1998.

Patronage dividends applied as a reduction of the cost of merchandise sold were $6,515,000, $5,903,000 and $5,294,000 for the last three fiscal years. This translates to .69%, .68% and .68% of sales for the respective periods.

                 FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

Gross profit dollars and percentage may be impacted by increased costs resulting from the potential change in the relationship between Big V and Wakefern. These increased costs to Wakefern could result in higher assessment charges to the Company. See Item 1. Business Wakefern Food Corporation.

                                             Fiscal Years Ended
                                     ------------------------------------
                                     11/03/01     10/28/00    10/30/99
                                     ------------------------------------
                                                (in millions)
Sales.........................       $945.3       $866.4       $778.7
Gross profit..................        234.2        208.9        186.1
Gross profit percentage.......        24.8%        24.1%        23.9%
                                     ====================================

Operating, General and Administrative Expenses:

Fiscal 2001 operating, general and administrative expenses totaled $220.3 million compared to $198.2 million in fiscal 2000 and $177.8 million in fiscal 1999.

                                                                 Fiscal Years Ended
                                                        -----------------------------------
                                                        11/03/01     10/28/00     10/30/99
                                                        -----------------------------------
                                                                   (in millions)
Sales ............................................      $  945.3     $  866.4     $  778.7
Operating, General and Administrative Expenses ...         220.3        198.2        177.8
Percent of Sales .................................          23.3%        22.9%        22.8%
                                                        ===================================

Operating, general and administrative expenses increased as a percent of sales when comparing fiscal 2001 to fiscal 2000. Increases in labor and related fringe benefits, administrative expense, occupancy, depreciation, other store expenses, which include Wakefern support services and debit/credit card fees, and a decrease in miscellaneous income were partially offset by decreases in advertising, pre-opening costs and reserve for closed store expense. The increase in labor and related fringe benefits was the result of additional personnel for all of fiscal 2001 for the two new stores opened during fiscal 2000 and increased sales in service intensive departments. Administrative expense increased as the result of increases in employee incentive programs and the charges related to the stock incentive plan. Occupancy increased due to increased costs for CAM, real estate taxes and sanitation. Depreciation expense increased due to a full year of depreciation for the equipment, leasehold improvements and the capitalized leases for the two stores opened in fiscal 2000 and additional depreciation related to the three stores remodeled in fiscal 2001. Other store expenses increased due to increases in charges for certain Wakefern programs. Miscellaneous income decreased due to a lack of income from the sale of recycled cardboard. Selling expense increased in dollars but declined as a percentage of sales. Pre-opening costs in fiscal 2001 related to the new Middletown store which did not open until November 14, 2001 while two stores were opened in fiscal 2000. The decrease in the reserve for closed store expense relates primarily to the expensing in fiscal 2000 of anticipated expenses for a location closed in April 2000 when the new Wall Township store opened. As a percentage of sales, labor and related fringe benefits increased ..30%, administrative expense increased .21%, occupancy increased .06%, depreciation increased .05%, other store expenses increased .05% and miscellaneous income decreased .08%. These increases were partially offset by decreases in selling expense of .05%, pre-opening costs of .09% and reserve for closed store expense of .16%. Pre-opening costs were $114,000 in fiscal 2001.

Operating, general and administrative expenses increased as a percent of sales when comparing fiscal 2000 to fiscal 1999. Increases in labor and related fringe benefits, supplies, pre-opening costs and reserve for closed store expense were partially offset by decreases in selling expense, occupancy, administration and depreciation. Labor and related fringe benefits increased as the result of additional personnel dedicated to the two new stores, increased sales in service intensive departments and premium rates paid to existing employees to work additional hours due to labor shortages in certain of our marketing areas. Supplies increased due to increased sales in supply intensive departments and an increase in plastic prices which is related to increases in the cost of petroleum. Pre-opening costs were for the new stores opened in February and April 2000. The reserve for closed store expense relates primarily to the anticipated expenses to be incurred over the balance of the lease for the location closed in April 2000 when the new Wall Township store opened. The decrease in selling expense was the result of decreased promotional activity, includ-

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

ing the modification of a variety of incentive programs, in our marketing area. Occupancy decreased as the result of an increase in rental income from sub-tenants within our stores and the decrease in fixed occupancy costs as a percentage of sales. Depreciation and administration increased in dollars but declined as a percentage of sales. As a percentage of sales, labor and related fringe benefits increased .29%, supplies increased .07%, pre-opening costs increased .10% and reserve for closed store expense increased .13%. Pre-opening costs were $895,000 in fiscal 2000. These increases were partially offset by decreases in selling expense of .40%, occupancy of .28%, administration of .09% and depreciation of .06%.

Amortization expense decreased in fiscal 2001 to $576,000 compared to $679,000 in fiscal 2000 and $973,000 in fiscal 1999. The decrease in fiscal 2001, as compared to fiscal 2000, was the result of decreased amortization of deferred escalation rents partially offset by increased amortization of deferred financing costs. The decrease in fiscal 2000, as compared to fiscal 1999, was the result of decreased amortization of deferred financing costs and bargain leases, partially offset by increased amortization of deferred escalation rents, which resulted from the modification of the amortization of one operating lease in fiscal 1999. See Note 1 of Notes to Consolidated Financial Statements--Intangibles and Deferred Financing Costs.

Interest Expense:

Interest expense totaled $7.6 million in fiscal 2001 compared to $7.1 million in fiscal 2000 and $5.6 million in fiscal 1999. The increase in fiscal 2001, as compared to fiscal 2000, was due to an increase in average outstanding debt, including capitalized lease obligations partially offset by a decrease in the average interest rate paid on debt. The increase in fiscal 2000, as compared to fiscal 1999, was due to an increase in the average outstanding debt in fiscal 2000, including capitalized lease obligations and an increase in the average interest rate paid on the debt.

If net income and EBITDA decrease, as discussed in the Net Income section of Management's Discussion and Analysis--Results of Operations, the Company will borrow additional funds under its revolving credit facility thereby increasing interest expense.

Income Taxes:

The Company recorded a tax provision of $2.6 million in fiscal 2001, $1.6 million in fiscal 2000 and $1.1 million in fiscal 1999. See Note 13 of Notes to Consolidated Financial Statements.

Net Income:

The Company had net income of $3,938,000 or $3.50 per diluted share in fiscal 2001 compared to net income of $2,382,000 or $2.13 per diluted share in fiscal 2000. EBITDA for fiscal 2001 were $27,342,000 as compared to $22,914,000 in fiscal 2000.

Fiscal 1999 resulted in net income of $1,945,000 or $1.74 per diluted share. EBITDA for fiscal 1999 were $20,151,000.

If gross profit decreases and interest expense increases as discussed in the Gross Profit and Interest Expense sections of Management's Discussion and Analysis--Results of Operations, net income and EBITDA will also decrease.

Weighted average diluted shares outstanding were 1,124,192 for fiscal 2001 and 1,117,290 for both fiscal 2000 and fiscal 1999.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective October 29, 2000 the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires the recognition of all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. The Company does not currently engage in any hedging activity or hold any derivative instruments and has no immediate plans to do so in the future. There has been no impact from adopting the provisions of SFAS 133.

                 FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

Effective October 29, 2000 the Company adopted, the Securities and Exchange Commission Staff Accounting Bulletin No. 101, ("SAB 101") "Revenue Recognition in Financial Statements". SAB 101 provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned and also requires the deferral of incremental costs. There was no significant impact from adopting the provisions of SAB 101 in fiscal 2001.

Effective October 29, 2000 the Company adopted the Emerging Issues Task Force Issue No. 00-14 ("EITF 00-14") "Accounting for Certain Sales Incentives", which provides guidance on the accounting for certain sales incentives offered by companies to their customers, such as discounts, coupons, rebates and free products or services. In accordance with the provisions of EITF 00-14 the Company recorded those sales incentives covered by EITF 00-14 as a reduction of sales, resulting in a corresponding reduction in operating, general and administrative expenses, with no impact on the Company's net income. Prior year amounts have been reclassified to conform with the current year presentation. Sales incentives relating to this change in presentation amounted to $19,331,000, $19,877,000 and $20,967,000 for the years ended November 3, 2001,
October 28, 2000 and October 30, 1999, respectively.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Accounting for Goodwill and Other Intangible Assets" which is effective for fiscal years beginning after December 15, 2001. SFAS 142 discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Impairment would be examined more frequently if certain indicators are encountered. Intangible assets with a determinable useful life will continue to be amortized over that period. The Company is currently assessing, but has not yet determined, the impact of SFAS 142 on its financial position and results of operations. The Company plans to adopt SFAS 142 in the first quarter of fiscal year 2003.

In October 2001, the Financial Accounting Standards Board issued Statement Of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which is required to be applied in fiscal years beginning after December 15, 2001. SFAS 144 requires, among other things, the application of one accounting model for long-lived assets that are impaired or to be disposed of by sale. The Company believes that the adoption of SFAS 144 will not have a significant impact on its financial position or results of operation.

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

November 3, 2001 and October 28, 2000
(In thousands)

                                                               2001         2000
                                                            ---------------------
ASSETS
Current assets
  Cash and cash equivalents .............................   $   4,219    $  3,977
  Merchandise inventories ...............................      42,827      42,765
  Receivables and other current assets ..................       5,466       4,959
  Prepaid income taxes ..................................          --         398
  Related party receivables--Wakefern ...................       8,970       8,557
  Related party receivables--other ......................           7          15
                                                            ---------------------
                                                               61,489      60,671
                                                            ---------------------
Property and equipment
  Land ..................................................         308         308
  Buildings and improvements ............................       1,220       1,220
  Leasehold improvements ................................      39,589      36,931
  Equipment .............................................     103,394      96,452
  Property under capital leases .........................      59,909      59,909
  Construction in progress ..............................       6,787       1,513
                                                            ---------------------
                                                              211,207     196,333
  Less accumulated depreciation and amortization ........      98,218      87,487
                                                            ---------------------
                                                              112,989     108,846
                                                            ---------------------
Other assets
  Investments in related parties ........................      12,758      12,758
  Intangibles ...........................................       3,136       3,487
  Other .................................................       2,550       3,469
  Related party receivables--Wakefern ...................       1,593       1,782
  Related party receivables--other ......................          11         172
                                                            ---------------------
                                                               20,048      21,668
                                                            ---------------------
                                                            $ 194,526    $191,185
                                                            =====================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt .....................   $   5,390    $  4,918
  Current portion of long-term debt, related party ......         902         880
  Current portion of obligations under capital leases ...         899         664
  Current income taxes payable ..........................         704          --
  Deferred income taxes .................................       1,079       1,114
  Accounts payable
    Related party--Wakefern .............................      35,988      34,051
    Others ..............................................       8,780       7,781
  Accrued expenses ......................................      14,654      12,478
                                                            ---------------------
                                                               68,396      61,886
                                                            ---------------------
Long-term debt ..........................................      19,294      24,181
Long-term debt, related party ...........................       1,310       2,212
Obligations under capital leases ........................      54,949      55,848
Deferred income taxes ...................................       1,201       2,585
Other long-term liabilities .............................      10,883       7,051
                                                            ---------------------
                                                               87,637      91,877
                                                            ---------------------
Shareholders' equity
  Common stock, $1.00 par; authorized 2,500,000 shares;
    issued 1,621,767 shares; outstanding 1,088,220 shares
    November 3, 2001; 1,117,290 shares October 28, 2000 .       1,622       1,622
  Capital in excess of par ..............................       4,168       2,351
  Deferred compensation .................................      (1,696)         --
  Retained earnings .....................................      44,016      40,078
  Accumulated other comprehensive income
    Minimum pension liability ...........................      (1,920)         --
                                                            ---------------------
                                                               46,190      44,051
  Less 533,547 shares November 3, 2001; 504,477 shares
    October 28, 2000, held in treasury, at cost .........       7,697       6,629
                                                            ---------------------
                                                               38,493      37,422
                                                            ---------------------
                                                            $ 194,526    $191,185
                                                            =====================

See notes to consolidated financial statements.

                 FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Years Ended November 3, 2001, October 28, 2000 and October 30, 1999 (In thousands, except per share data)

                                                    2001           2000          1999
                                               -----------------------------------------
Sales ......................................   $   945,301    $   866,363    $   778,726
Cost of goods sold .........................       711,092        657,436        592,606
                                               -----------------------------------------
Gross profit ...............................       234,209        208,927        186,120
Selling, general and administrative expenses       220,283        198,216        177,780
                                               -----------------------------------------
Earnings from operations ...................        13,926         10,711          8,340
                                               -----------------------------------------
Other income (expense)
  Interest expense .........................        (7,627)        (7,059)        (5,569)
  Interest income ..........................           265            318            315
                                               -----------------------------------------
                                                    (7,362)        (6,741)        (5,254)
Earnings before income tax provision .......         6,564          3,970          3,086
Income tax provision .......................        (2,626)        (1,588)        (1,141)
                                               -----------------------------------------
Net income .................................   $     3,938    $     2,382    $     1,945
                                               =========================================
Per share information:
Net income per common share
  Basic ....................................   $      3.54    $      2.13    $      1.74
                                               =========================================
  Diluted ..................................   $      3.50    $      2.13    $      1.74
                                               =========================================
Weighted average shares outstanding
  Basic ....................................     1,111,727      1,117,290      1,117,290
                                               =========================================
  Diluted ..................................     1,124,192      1,117,290      1,117,290
                                               =========================================

See notes to consolidated financial statements.

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Fiscal Years Ended November 3, 2001, October 28, 2000 and October 30, 1999 (In thousands, except per share data)

                                                                                   Accumulated
                                    Common Stock                                     Other
                               ---------------------     Capital      Deferred       Compre-       Compre-
                                Shares                   in Excess     Compen-       hensive       hensive
                                Issued        Amount      of Par       sation        Income        Income
----------------------------------------------------------------------------------------------------------
Balance
  October 31, 1998 .........   1,621,767      $1,622      $2,351      $    --       $   (81)            --
Comprehensive income
  Net income 1999 ..........          --          --          --           --            --       $  1,945
  Other comprehensive income
    Minimum pension
      liability ............          --          --          --           --            81             81
                               ---------------------------------------------------------------------------
Comprehensive income .......          --          --          --           --            --       $  2,026
                                                                                                  ========
Balance
  October 30, 1999 .........   1,621,767       1,622       2,351           --            --             --
Comprehensive income
  Net income 2000 ..........          --          --          --           --            --       $  2,382
                               ---------------------------------------------------------------------------
  Comprehensive income .....          --          --          --           --            --       $  2,382
                                                                                                  ========
Balance
  October 28, 2000 .........   1,621,767       1,622       2,351           --            --             --
Grant of stock options .....          --          --       1,817       (1,817)           --             --
Amortization of deferred
  compensation .............          --          --          --          121            --             --
Repurchase of common stock .          --          --          --           --            --             --
Comprehensive income
  Net income 2001 ..........          --          --          --           --            --          3,938
  Other comprehensive income
    Minimum pension
      liability ............          --          --          --           --        (1,920)        (1,920)
                               ---------------------------------------------------------------------------
Comprehensive income .......          --          --          --           --            --       $  2,018
                                                                                                  ========
Balance
  November 3, 2001 .........   1,621,767      $1,622      $4,168      $(1,696)      $(1,920)            --
                               ============================================================


                                                   Treasury Stock
                               Retained         -----------------------        Total
                               Earnings         Shares          Amount         Equity
-------------------------------------------------------------------------------------
Balance
  October 31, 1998 .........   $  35,751       (504,477)      $ (6,629)      $ 33,014
Comprehensive income
  Net income 1999 ..........       1,945             --             --          1,945
  Other comprehensive income
    Minimum pension
      liability ............          --             --             --             81
                               ------------------------------------------------------
Comprehensive income .......          --             --             --             --

Balance
  October 30, 1999 .........      37,696       (504,477)        (6,629)        35,040
Comprehensive income
  Net income 2000 ..........       2,382             --             --          2,382
                               ------------------------------------------------------
  Comprehensive income .....          --             --             --             --

Balance
  October 28, 2000 .........      40,078       (504,477)        (6,629)        37,422
Grant of stock options .....          --             --             --             --
Amortization of deferred
  compensation .............          --             --            121
Repurchase of common stock .          --        (29,070)        (1,068)        (1,068)
Comprehensive income
  Net income 2001 ..........       3,938             --             --          3,938
  Other comprehensive income
    Minimum pension
      liability ............          --             --             --         (1,920)
                               ------------------------------------------------------

Comprehensive income .......          --             --             --             --

Balance
  November 3, 2001 .........   $  44,016       (533,547)      $ (7,697)      $ 38,493
                               ======================================================

See notes to consolidated financial statements.

                 FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended November 3, 2001, October 28, 2000 and October 30, 1999 (In thousands)

                                                              2001        2000        1999
                                                           --------------------------------
Cash flows from operating activities
  Net income ...........................................   $  3,938    $  2,382    $  1,945
  Adjustments to reconcile net income to net
    cash from operating activities
      Depreciation .....................................     12,840      11,524      10,838
      Amortization, intangibles ........................        351         352         723
      Amortization, deferred financing costs ...........        285         243         297
      Amortization, deferred rent escalation ...........        (60)         84         (47)
      Provision to value inventory at LIFO .............        900         723          --
      Deferred income taxes ............................       (139)       (574)       (753)
      Amortization of deferred compensation ............        256          --          --
      (Increase) decrease in
        Merchandise inventories ........................       (962)     (5,375)       (309)
        Receivables and other current assets ...........       (507)       (463)     (1,114)
        Prepaid income taxes ...........................        398        (398)      1,005
        Other assets ...................................        963         207        (721)
        Related party receivables--Wakefern ............       (224)       (784)     (1,325)
      Increase (decrease) in
        Accounts payable ...............................      2,936       5,018        (157)
        Income taxes payable ...........................        704        (457)        457
        Other liabilities ..............................      2,534       3,047       1,316
                                                           --------------------------------
                                                             24,213      15,529      12,155
                                                           --------------------------------
Cash flows from investing activities
  Cash paid for the purchase of property and equipment .    (11,718)    (14,280)     (5,780)
  Cash paid for construction in progress ...............     (5,329)       (943)     (2,481)
  Decrease in related party receivables--other .........        169          15         108
                                                           --------------------------------
                                                            (16,878)    (15,208)     (8,153)
                                                           --------------------------------
Cash flows from financing activities
  Proceeds from issuance of debt .......................        929      20,595       5,014
  Principal payments under long-term debt ..............     (5,344)    (18,754)     (7,904)
  Principal payments under capital lease obligations ...       (664)       (699)       (463)
  Principal payments under long-term debt, related party       (880)       (627)       (460)
  Deferred financing costs .............................        (66)       (953)         --
  Repurchase of common stock ...........................     (1,068)         --          --
                                                           --------------------------------
                                                             (7,093)       (438)     (3,813)
                                                           --------------------------------
Net change in cash and cash equivalents ................        242        (117)        189
Cash and cash equivalents, beginning of year ...........      3,977       4,094       3,905
                                                           --------------------------------
Cash and cash equivalents, end of year .................   $  4,219    $  3,977    $  4,094
                                                           ================================
Supplemental disclosures of cash paid
  Interest .............................................   $  8,046    $  6,683    $  5,590
  Income taxes .........................................      1,674       2,869          27

See notes to consolidated financial statements.

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in thousands, except per share amounts)

Note 1 -- Summary of Significant Accounting Policies

Nature of Operations

Foodarama Supermarkets, Inc. and Subsidiaries (the "Company"), operate 22 ShopRite supermarkets, primarily in Central New Jersey. The Company is a member of Wakefern Food Corporation ("Wakefern"), the largest retailer-owned food cooperative in the United States.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal 2001 consists of the 53 weeks ended November 3, 2001, fiscal 2000 consists of the 52 weeks ended October 28, 2000, and fiscal 1999 consists of the 52 weeks ended October 30, 1999.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

Revenues from the sale of products are recognized at the point of sale to the Company's customers. Vendor rebates and credits that relate to the Company's buying and merchandising activities are recognized as earned.

Industry Segment

The Company operates in one industry segment, the retail sale of food and nonfood products, primarily in the Central New Jersey region.

Reclassifications

Certain reclassifications have been made to prior year financial statements in order to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and cash equivalents, receivables and accounts payable are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt was approximately equivalent to its carrying value, due to the fact that the interest rates currently available to the Company for debt with similar terms are approximately equal to the interest rates for its existing debt. As the Company's investments in Wakefern can only be sold to Wakefern for approximately the amount invested, it is not practicable to estimate the fair value of such stock. Determination of the fair value of related party receivables and long-term debt-related party is not practicable due to their related party nature.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost (first-in, first-out) or market with cost being determined under the retail method. Effective October 31, 1999, the Company adopted the last-in, first-out (LIFO) method of inventory valuation for its grocery and nonfood inventory items. The Company believes that the LIFO method, as applied to these inventory items, results in a better matching of revenues and expenses. Because the October 30, 1999 inventory, which is valued at the first-in, first-out (FIFO) method, is the opening LIFO inventory, there is neither a cumulative effect to October 31, 1999, nor pro forma amounts of retroactive application of changing to the LIFO method. The decision to change to LIFO was made in the third quarter of fiscal year 2000.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

If the FIFO method had been used, inventory at November 3, 2001 and October 28, 2000 would have been $1,623,000 and $723,000 higher, respectively.

Property and Equipment

Property and equipment is stated at cost and is depreciated on a straight-line basis over the estimated useful lives ranging between three and ten years for equipment, the shorter of the useful life or lease term for leasehold improvements, and twenty years for buildings. Repairs and maintenance are expensed as incurred.

Property and equipment under capital leases are recorded at the lower of fair market value or the net present value of the minimum lease payments. They are depreciated on a straight-line basis over the shorter of the related lease terms or its useful life.

Investments

The Company's investment in its principal supplier, Wakefern, is stated at cost (see Note 4).

Intangibles

Intangibles consist of goodwill and favorable operating lease costs. Goodwill is being amortized on a straight-line basis over periods from 15 to 36 years. The favorable operating lease costs are being amortized on a straight-line basis over the terms of the related leases which range from 12 to 24 years.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever circumstances indicate the carrying amount of an asset may not be recoverable. An impairment is recognized to the extent the sum of the undiscounted estimated future cash flow expected to result from the use of the asset is less than the carrying value.

Deferred Financing Costs

Deferred financing costs are being amortized over the life of the related debt using the effective interest method.

Postretirement Benefits other than Pensions

The Company accrues for the cost of providing postretirement benefits, principally supplemental income payments and limited medical benefits, over the working careers of the officers in the plan.

Postemployment Benefits

The Company accrues for the expected cost of providing postemployment benefits, primarily short-term disability payments, over the working careers of its employees.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $8.8, $8.5 and $7.5 million for the fiscal years 2001, 2000 and 1999, respectively.

Store Closing Costs

The costs, net of amounts expected to be recovered, are expensed upon the closing of a store. It is reasonably possible that these estimates may change in the near term. Operating results continue to be reported until a store is closed.

Stock Option Plan

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under this method, compensation cost is measured as the amount by which the market price of the underlying stock exceeds the exercise price of the stock option at the date at which both the number of options granted and the exercise price are known.

Earnings Per Share

Earnings per common share are based on the weighted average number of common shares outstanding. Diluted earnings per share amounts are based on the weighted average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all diluted stock options, subject to antidilution limitations.

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

Recent Accounting Pronouncements

Effective October 29, 2000, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires the recognition of all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. The Company does not currently engage in any hedging activity or hold any derivative instruments. Therefore, there has been no impact from adopting the provisions of SFAS 133.

Effective October 29, 2000, the Company adopted the Securities and Exchange Commission Staff Accounting Bulletin No. 101, ("SAB 101"), "Revenue Recognition in Financial Statements." This Bulletin provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned and also requires the deferral of incremental costs. There was no significant impact from adopting the provisions of SAB 101 in fiscal 2001.

Effective October 29, 2000, the Company adopted the Emerging Issues Task Force Issue No. 00-14 ("EITF 00-14"), "Accounting for Certain Sales Incentives." EITF 00-14 provides guidance on the accounting for certain sales incentives offered by companies to their customers, such as discounts, coupons, rebates and free products or services. In accordance with the provisions of EITF 00-14, the Company recorded those sales incentives covered by EITF 00-14 as a reduction of sales, resulting in a corresponding reduction in selling, general and administrative expenses, with no impact on the Company's net income. Prior year amounts have been reclassified to conform to the current year presentation. Sales incentives relating to this change in presentation amounted to $19,331,000, $19,877,000 and $20,967,000 for the years ended November 3, 2001,
October 28, 2000 and October 30, 1999, respectively.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets" ("SFAS 142") which is effective for fiscal years beginning after December 15, 2001. SFAS 142 discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Impairment would be examined more frequently if certain indicators were encountered. Intangible assets with a determinable useful life will continue to be amortized over that period. The Company is currently assessing but has not yet determined the impact of SFAS 142 on its financial position and results of operations. The Company plans to adopt SFAS 142 in the first quarter of fiscal year 2003.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which is required to be applied in fiscal years beginning after December 15, 2001. SFAS 144 requires, among other things, the application of one accounting model for long-lived assets that are impaired or to be disposed of by sale. The Company believes that the adoption of SFAS 144 will not have a significant impact on its financial position or results of operations.

Note 2 -- Concentration of Cash Balance

As of November 3, 2001 and October 28, 2000, cash balances of approximately $1,179,000 and $1,173,000, respectively, were maintained in bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). These balances exceed the insured amount of $100,000.

Note 3 -- Receivables and Other Current Assets

                                                                      November 3,     October 28,
                                                                         2001            2000
                                                                      ----------------------------
           Accounts receivable.............................             $3,980          $3,350
           Prepaids........................................              2,260           2,121
           Rents receivable................................                 99              31
           Less allowance for uncollectible accounts.......               (873)           (543)
                                                                      ----------------------------
                                                                        $5,466          $4,959
                                                                      ============================

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

Note 4 -- Related Party Transactions

Wakefern Food Corporation

As required by Wakefern's By-Laws, all members of the cooperative are required to make an investment in the common stock of Wakefern for each supermarket operated ("Store Investment Program"), with the exact amount per store computed in accordance with a formula based on the volume of each store's purchases from Wakefern. The maximum required investment per store was $550,000 at November 3, 2001 and October 28, 2000, and $500,000 at October 30, 1999. During fiscal 2000 and 1999, the required investment in Wakefern increased. This resulted in a total increase in the investment in Wakefern by $1,039,000 in 2000 and $1,286,000 in 1999, and a related increase in the obligations due Wakefern for the same amount, respectively. This increase in the obligation is non-interest bearing and is payable over four years, with three years currently remaining. The Company has a 12.3% investment in Wakefern of $11,805,000 at November 3, 2001 and October 28, 2000. Wakefern is operated on a cooperative basis for its members. The shares of stock in Wakefern are assigned to and held by Wakefern as collateral for any obligations due Wakefern. In addition, the obligations to Wakefern are personally guaranteed by principal officers/shareholders of the Company. As of November 3, 2001 and October 28, 2000, the Company was obligated to Wakefern for $2,212,000 and $3,092,000, respectively, for the increase in its required investment (see Note 8 Long-term Debt, Related Party).

The Company also has an investment of approximately 10.0% in Insure-Rite, Ltd., a company affiliated with Wakefern, which was $953,000 at November 3, 2001 and October 28, 2000. During the year ended October 28, 2000, the Company was required to invest an additional $124,000 relating to the opening of two new stores. Insure-Rite, Ltd. provides the Company with a portion of its liability insurance coverage. Insurance premiums paid to Insure-Rite, Ltd. for fiscal years 2001, 2000 and 1999 were $3,819,000, $3,528,000 and $3,275,000, respectively.

As a stockholder member of Wakefern, the Company earns a share of an annual Wakefern patronage dividend. The dividend is based on the distribution of operating profits on a pro rata basis in proportion to the dollar volume of business transacted by each member with Wakefern during each fiscal year. It is the Company's policy to accrue quarterly an estimate of the annual patronage dividend. The Company reflects the patronage dividend as a reduction of the cost of merchandise in the consolidated statements of operations. In addition, the Company also receives from Wakefern other product incentives and rebates. For fiscal 2001, 2000 and 1999, total patronage dividends and other product incentives and rebates were $9,909,000, $9,273,000 and $8,202,000, respectively.

At November 3, 2001 and October 28, 2000, the Company has current receivables due from Wakefern of approximately $8,970,000 and $8,557,000, respectively, representing patronage dividends, vendor rebates, coupons and other receivables due in the ordinary course of business and a noncurrent receivable representing a deposit of approximately $1,593,000 and $1,782,000, respectively.

In September 1987, the Company and all other stockholder members of Wakefern entered into an agreement with Wakefern, as amended in 1992, which provides for certain commitments and restrictions on all stockholder members of Wakefern. The agreement contains an evergreen provision providing for an indefinite term and is subject to termination ten years after the approval of 75% of the outstanding voting stock of Wakefern. Under the agreement, each stockholder, including the Company, agreed to purchase at least 85% of its merchandise in certain defined product categories from Wakefern and, if it fails to meet such requirements, to make payments to Wakefern based on a formula designed to compensate Wakefern for its lost profit. Similar payments are due if Wakefern loses volume by reason of the sale of one or more of a stockholder's stores, merger with another entity or on the transfer of a controlling interest in the stockholder.

The Company fulfilled its obligation to purchase a minimum of 85% in certain defined product categories from Wakefern for all periods presented. The Company's merchandise purchases from Wakefern, including direct store delivery vendors processed by Wakefern, approximated $647, $588 and $536 million for the fiscal years 2001, 2000 and 1999, respectively.

Wakefern charges the Company for, and provides the Company with support services in numerous administrative functions. These services include advertising, insurance, supplies, technical support for communications and in-store computer systems, equipment purchasing, and the coordination of coupon processing.

In addition to its investment in Wakefern, which carries only voting rights, the Company's President serves as a member of Wakefern's Board of Directors and its finance committee. Several of the Company's officers and employees also hold positions on various Wakefern committees.

                 FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The Company has receivables from related parties that include shareholders, directors, officers, and real estate partnerships. At October 28, 2000, approximately $180,000 of these receivables consisted of notes bearing interest at 9%. These receivables had been classified based upon the scheduled payment terms. The remaining amounts were non-interest bearing, had no repayment terms and were classified based on expected payment dates. As of November 3, 2001, these receivables had been fully repaid.

During the fiscal year ended November 3, 2001, the Company utilized an entity, which is wholly-owned by the daughter of the Company's Chairman of the Board, to provide construction management services on several store renovations. The Company incurred $214,000 of construction management fees relating to this entity and these amounts have been included in property and equipment.

Note 5 -- Intangibles

                                                                        November 3,     October 28,
                                                                           2001            2000
                                                                        ---------------------------
           Goodwill........................................             $ 3,493         $ 3,493
           Favorable operating lease costs.................               4,685           4,685
                                                                        --------------------------
                                                                          8,178           8,178
           Less accumulated amortization...................               5,042           4,691
                                                                        --------------------------
                                                                        $ 3,136         $ 3,487
                                                                        ==========================

Note 6 -- Accrued Expenses

                                                                        November 3,     October 28,
                                                                           2001            2000
                                                                        ---------------------------
           Payroll and payroll related expenses............             $ 7,211         $ 5,871
           Insurance.......................................               1,405             909
           Sales, use and other taxes......................               1,294           1,214
           Interest........................................                  63             483
           Employee benefits...............................               1,346             801
           Occupancy costs.................................               2,179           2,033
           Real estate taxes...............................                 537             434
           Other...........................................                 619             733
                                                                        --------------------------
                                                                        $14,654         $12,478
                                                                        ==========================

Note 7 -- Long-term Debt

Long-term debt consists of the following:

                                                                        November 3,     October 28,
                                                                           2001            2000
                                                                        ---------------------------
           Revolving note..................................             $ 3,766         $ 2,837
           Term loan.......................................               6,500           8,500
           Capital expenditure facility....................               7,306           7,758
           Other notes payable.............................               7,112          10,004
                                                                        --------------------------
                                                                         24,684          29,099
           Less current portion............................               5,390           4,918
                                                                        --------------------------
                                                                        $19,294         $24,181
                                                                        ==========================

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

The Company has a Revolving Credit and Term Loan Agreement which was amended and assigned to three financial institutions on January 7, 2000, and was further amended May 11 and August 7, 2001 (as amended, the "Credit Agreement"). The Credit Agreement is collateralized by substantially all of the Company's assets, provided for a total commitment of $58,000,000 and matures December 31, 2004. The amended Credit Agreement (a) increases the total amount available to the Company under the Revolving Note to $28,000,000 from $25,000,000, subject to the borrowing base limitation of 65% of eligible inventory; (b) reallocates the amount of permitted new indebtedness for fiscal year 2001 to fiscal year 2002 to more closely meet the Company's projected borrowing needs; (c) reallocates the limitations on indebtedness attributable to capitalized lease obligations over the term of the Credit Agreement to more closely track new real estate lease obligations; (d) permits capital expenditures ("Capex") relating to New/Replacement Store Projects over the term of the Credit Agreement to more closely track the projected timing of such expenditures; (e) permits capital expenditures relating to Adjusted Capex over the term of the Credit Agreement to more closely track the projected timing of such expenditures; (f) extends the expiration date of the period during which the Company may borrow against the Capex Facility to June 30, 2002; (g) allows the Company to repurchase its common stock for an aggregate purchase price not to exceed $5,000,000 subject to certain conditions and limitations (see Note 12); (h) allows for loans to employees not to exceed $50,000 in the aggregate; and (i) amends certain definitions. Other terms and conditions of the Credit Agreement previously reported upon by the Company have not been modified.

The Agreement provides the Company with the option to convert portions of the debt to Eurodollar loans, as defined in the Agreement, which have interest rates indexed to LIBOR. The Agreement consists of a Revolving Note, a Term Loan and a Capital Expenditure Facility. The previous outstanding balances under the Stock Redemption Note and Expansion Loan were fully satisfied and replaced by this Agreement. These previous loans had fixed interest rates of 8.38% and 9.18%, respectively.

The Revolving Note has an overall availability of $28,000,000, not to exceed 65% of eligible inventory, and provides for availability of up to $4,500,000 for letters of credit. The Revolving Note bears interest at prime plus .50% or LIBOR plus 2.50%.

The Company had a letter of credit outstanding of $1,012,004 and $2,000,000 at November 3, 2001 and October 28, 2000, respectively. A commitment fee of .5% is charged on the unused portion of the Revolving Note. Available credit under the Revolving Note was $18,691,000 and $18,863,000 at November 3, 2001 and October 28, 2000. As of November 3, 2001 and October 28, 2000, $7,475,000 and $7,001,000
of cash receipts on hand or in transit were restricted for application against the Revolving Note balance.

The Term Loan is $10,000,000 and is payable in quarterly principal installments of $500,000 commencing April 1, 2000 through December 31, 2004. Interest is payable monthly at prime plus .75% or LIBOR plus 2.75%. At November 3, 2001, $6,000,000 of the Term Loan balance was under a one month Eurodollar rate of 5.39%, maturing November 2001, which was renewed through February 2002 at a rate of 4.67%.

The $20,000,000 Capital Expenditure Facility provides for a two-year non-restoring commitment to fund equipment purchases for five new stores, with a maximum of $4,000,000 per store. Interest only is due monthly at prime plus .75% or LIBOR plus 2.75% for any amount utilized during the first two years of the commitment. Amounts borrowed through December 31, 2001 will be converted to a term loan with interest payable monthly at rates described above and fixed quarterly principal payments, commencing April 1, 2002, calculated on a seven-year amortization schedule. Additional amounts borrowed after December 31, 2001 through June 30, 2002 will be converted to a term loan with interest payable monthly at rates described above and fixed quarterly principal payments, commencing October 1, 2002, calculated on a six and a half-year amortization schedule. A balloon payment is due at December 31, 2004 for amounts outstanding on the term loans. A commitment fee of .5% is charged on the unused portion of the Capital Expenditure Facility. The Company had $7,306,000 and $7,758,000 outstanding as of November 3, 2001 and October 28, 2000, respectively and had $12,000,000 available under this facility. At November 3, 2001, $7,000,000 of the Capital Expenditure facility was under a one month Eurodollar rate of 5.31%, maturing November 2001, which was renewed through February 2002 at a rate of 4.60%.

The Agreement places restrictions on dividend payments and requires the maintenance of debt service coverage and leverage ratios and other financial ratios, as well as limitations on capital expenditures and new debt. For the year ended October 28, 2000, the Company exceeded its capital expenditure and adjusted indebtedness limits, which were waived.

The prime rate at November 3, 2001 and October 28, 2000 was 5.50% and 9.50%, respectively.

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

Other Notes Payable

Included in other notes payable are the following:

                                                                        November 3,     October 28,
                                                                           2001            2000
                                                                        ----------------------------
           Note payable to a financing institution, maturing
             October 2004, payable at $56,000 per month
             plus interest at 7.26%, collateralized by
             related equipment...................................        $ 1,996         $ 2,663
           Note payable to a financing institution,
             maturing April 2005, payable at $46,000 per month
             including interest at 7.44%, collateralized by
             related equipment...................................          1,642           2,057
           Various equipment loans maturing through
             November 2004, payable at an aggregate monthly
             payment of $152,000 including interest at rates
             ranging from 5.79% to 9.02%, collateralized
             by various equipment................................          3,474           5,284
                                                                        ----------------------------
           Total other notes payable.............................        $ 7,112         $10,004
                                                                        ============================

Aggregate maturities of long-term debt are as follows:

           Fiscal Year
              2002..................................................................       $5,390
              2003..................................................................        5,183
              2004..................................................................        5,135
              2005..................................................................        8,976

Note 8 -- Long-term Debt, Related Party

As of November 3, 2001 and October 28, 2000, the Company was indebted for an investment in Wakefern in the amount of $2,212,000 and $3,092,000, respectively. The debt is non-interest bearing and payable in scheduled installments as follows:

           Fiscal Year
              2002..................................................................       $  902
              2003..................................................................          779
              2004..................................................................          186
              2005..................................................................          182
              2006..................................................................          107
              Thereafter............................................................           56

Note 9 -- Other Long-term Liabilities

                                                                      November 3,     October 28,
                                                                         2001            2000
                                                                      ---------------------------
           Deferred escalation rent..............................       $ 4,652         $ 4,712
           Minimum pension liability (Note 15)...................         3,399              --
           Postretirement benefit cost...........................         1,965           1,580
           Other.................................................           867             759
                                                                      ---------------------------
                                                                        $10,883         $ 7,051
                                                                      ===========================

Note 10 -- Long-term Leases

Capital Leases

                                                                      November 3,     October 28,
                                                                         2001            2000
                                                                      ---------------------------
           Real estate...........................................       $59,909         $59,909
           Less accumulated amortization.........................        12,922          10,313
                                                                      ---------------------------
                                                                        $46,987         $49,596
                                                                      ===========================

                 FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments, as of November 3, 2001:

           Fiscal Year
           2002..................................................       $  6,102
           2003..................................................          6,158
           2004..................................................          6,230
           2005..................................................          6,343
           2006..................................................          6,412
           Thereafter............................................         93,793
                                                                        --------
           Total minimum lease payments..........................        125,038
           Less amount representing interest.....................         69,190
                                                                        --------
           Present value of net minimum lease payments...........         55,848
           Less current maturities...............................            899
                                                                        --------
           Long-term maturities..................................       $ 54,949
                                                                        ========

Operating Leases

The Company is obligated under operating leases for rent payments expiring at various dates through 2021. Certain leases provide for the payment of additional rentals based on certain escalation clauses and seven leases require a further rental payment based on a percentage of the stores' annual sales in excess of a stipulated minimum. Percentage rent expense was $268,000, $264,000 and $248,000 for the fiscal years 2001, 2000 and 1999, respectively. Under the majority of the leases, the Company has the option to renew for additional terms at specified rentals.

Total rental expense for all operating leases consists of:

                                                        Fiscal 2001    Fiscal 2000    Fiscal 1999
                                                        -----------------------------------------
           Land and buildings........................      $11,020       $10,828        $10,611
           Less subleases............................       (3,089)       (2,641)        (2,152)
                                                        -----------------------------------------
                                                           $ 7,931       $ 8,187        $ 8,459
                                                        =========================================

The minimum rental commitments under all noncancellable operating leases reduced by income from noncancellable subleases at November 3, 2001, are as follows:

                                                                   Income from
                                                    Land and     Noncancellable      Net Rental
           Fiscal Year                              Buildings       Subleases        Commitment
--------------------------------------------------------------------------------------------------
           2002...............................       $10,169         $ 2,560           $ 7,609
           2003...............................         9,708           2,433             7,275
           2004...............................         8,194           1,906             6,288
           2005...............................         7,796           1,287             6,509
           2006...............................         6,403             852             5,551
           Thereafter........................         31,783           1,612            30,171
                                                     ---------------------------------------------
                                                     $74,053         $10,650           $63,403
                                                     =============================================

The Company is presently leasing one of its supermarkets, a garden center, and liquor store from a partnership in which the Chairman of the Board has a controlling interest, at an annual aggregate rental of $736,000, $719,000 and $668,000 for the fiscal years 2001, 2000 and 1999, respectively.

Note 11 -- Stock Option Plan

On April 4, 2001, the Company's shareholders approved the Foodarama Supermarkets, Inc. 2001 Stock Incentive Plan (the "2001 Plan"). The 2001 Plan replaces the Foodarama Supermarkets, Inc. 1995 Stock Option Plan under which no options were granted.

The 2001 Plan provides for the issuance of up to 150,000 shares of Foodarama Supermarkets, Inc. Common Stock (subject to anti-dilution adjustment). The maximum number of shares of stock that may be covered by the Awards granted to any one Participant for the life of the 2001 Plan shall be equal to one-third of the shares reserved for issuance under the 2001 Plan.

The types of Awards that the Administrator may grant under the 2001 Plan are stock options, stock appreciation rights, restricted and non-restricted stock awards, phantom stock, performance awards, other stock grants or any combination of these Awards.

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

On August 8, 2001 (the "Grant Date"), the Company granted 107,500 shares as stock options and 11,000 shares in the form of Stock Performance Units (the "Units"), which represent deferred compensation based upon the increase in the market value of the Company's common stock during the grantee's employment. The stock options consist of 50,000 shares granted to each of the Chairman of the Board and the President of the Company and vest quarterly from the grant date over a five-year period. The remaining 7,500 shares were granted to certain officers and elected board members of the Company and vest, per individual, 250 shares at the Grant Date and 250 shares each year thereafter for the next three years.

The Units are payable in cash only, were granted to certain officers and senior management of the Company and vest, per individual, 250 units at the Grant Date and 250 units thereafter, for the next one to three years.

The term of the stock options and Units granted expire ten years after the grant date. The exercise price of the options and the market price of the Company's Common Stock at the date of grant were $19.60 and $36.50, respectively. At the date of grant, the Company recorded deferred compensation expense and a related adjustment to capital in excess of par of $1,817,000 relating to the stock options granted. For the year ended November 3, 2001, the Company realized compensation expense relating to the stock option plan of $121,000. For the year ended November 3, 2001, the Company realized compensation expense of $135,000 related to the Units granted, based on the market price of the Company's common stock of $40.75 at November 3, 2001.

As of November 3, 2001, none of the vested stock options or Units were exercised. The following table summarizes stock option and Units activity:

                                                                               Date of Grant
                                                                            -------------------
                                                      Stock                              Market
                                        Stock      Performance                            Price
                                       Options        Units                 Exercise     Common
                                       Granted       Granted       Total      Price       Stock
                                       ---------------------------------------------------------
           Outstanding,
             October 28, 2000.....          --           --            --        --          --
               Granted............     107,500       11,000       118,500    $19.60      $36.50
                                                                                         ======
               Exercised..........          --           --            --        --          --
                                       --------------------------------------------
           Outstanding,
             November 3, 2001.....     107,500       11,000       118,500    $19.60          --
                                       ============================================
           Exercisable,
             November 3, 2001.....       2,000        4,750         6,750        --          --
                                       ============================================

Following is a summary of the status of stock options outstanding at November 3, 2001:

                                        Outstanding Options                  Exercisable Options
                          --------------------------------------------------------------------------
                                         Weighted
                                          Average           Weighted                    Weighted
           Exercise                      Remaining           Average                     Average
             Price        Number     Contractual Life    Exercise Price    Number    Exercise Price
----------------------------------------------------------------------------------------------------
            $19.60.....   107,500       9.75 years           $19.60         2,000        $19.60

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at $22.93 on the date of grant using the Black-Scholes option-pricing model.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                 FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The following weighted average assumptions were used for the year ended November 3, 2001:

           Risk-free interest rate...........................        5.0%
           Expected volatility...............................       40.2%
           Dividend yield....................................          0%
           Expected life.....................................     5 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                         Fiscal 2001   Fiscal 2000    Fiscal 1999
                                                         -----------------------------------------
           Pro forma net income.....................       $3,915         $2,382        $1,945
           Pro forma earnings per share.............
             Basic..................................       $ 3.52         $ 2.13        $ 1.74
             Diluted................................       $ 3.48         $ 2.13        $ 1.74

Note 12 -- Shareholders' Equity

On May 11, 2001, the Board of Directors authorized the Company to repurchase, in either open market or private transactions, up to $3,000,000 of its common stock. The Company repurchased 29,070 shares of its common stock at an aggregate cost of $1,067,927 for the year ended November 3, 2001 (see Note 20).

Note 13 -- Income Taxes

The income tax provisions consist of the following:

                                                         Fiscal 2001   Fiscal 2000    Fiscal 1999
                                                         -----------------------------------------
           Federal
             Current...............................        $2,247         $1,621        $1,857
             Deferred..............................          (212)          (411)         (506)
           State and local
             Current...............................           518            541            37
             Deferred..............................            73           (163)         (247)
                                                         -----------------------------------------
                                                           $2,626         $1,588        $1,141
                                                         =========================================

The following tabulations reconcile the federal statutory tax rate to the effective rate:

                                                         Fiscal 2001   Fiscal 2000    Fiscal 1999
                                                         ------------------------------------------
           Tax provision at the statutory rate             34.0%          34.0%          34.0%
           State and local income tax provision,
             net of federal income tax...............       5.9%           5.9%           5.9%
           Goodwill amortization not deductible
             for tax purposes........................       1.0%           1.3%           1.8%
           Tax credits...............................       (.2)%          (.7)%         (1.0)%
           Adjustment to prior years tax provision...        .5%          (1.0)%         (5.1)%
           Other.....................................      (1.2)%           .5%           1.4%
                                                         ------------------------------------------
           Actual tax provision                            40.0%          40.0%          37.0%
                                                         ==========================================

Net deferred tax assets and liabilities consist of the following:

                                                                       November 3,    October 28,
                                                                          2001           2000
                                                                       --------------------------
           Current deferred tax assets
             Deferred revenue and gains on sale/leaseback........        $  230         $  138
             Allowances for uncollectible receivables............           461            301
             Inventory capitalization............................             9              8
             Closed store reserves...............................           430            570
             Vacation accrual....................................           433            365
             Accrued post-employment.............................           159            162
             Accrued post-retirement.............................           796            640
             Other...............................................            37             37
                                                                       --------------------------
                                                                         $2,555         $2,221
                                                                       ==========================

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

                                                           November 3,    October 28,
                                                              2001            2000
                                                           --------------------------
           Current deferred tax liabilities
             Prepaids ..................................    $  (280)        $  (335)
             Patronage dividend receivable .............     (2,278)         (2,073)
             Accelerated real estate taxes .............       (212)           (174)
             Prepaid pension ...........................       (864)           (753)
                                                           --------------------------
                                                             (3,634)         (3,335)
                                                           --------------------------
           Current deferred tax liability ..............    $(1,079)        $(1,114)
                                                           ==========================
           Noncurrent deferred tax assets
             Lease obligations .........................    $ 3,558         $ 2,811
             Minimum pension liability .................      1,280              --
             Stock options and deferred compensation ...        104              --
             State loss carryforward ...................         72              53
                                                           --------------------------
                                                              5,014           2,864
           Valuation allowance .........................        (72)            (53)
                                                           --------------------------
                                                              4,942           2,811
                                                           --------------------------
           Noncurrent deferred tax liabilities
             Depreciation ..............................     (5,453)         (4,524)
             Pension obligations .......................       (341)           (523)
             Other .....................................       (349)           (349)
                                                           --------------------------
                                                             (6,143)         (5,396)
                                                           --------------------------
           Noncurrent deferred tax liability ...........    $(1,201)        $(2,585)
                                                           ==========================

Minimum pension liability of $1,280,000 was charged against accumulated other comprehensive income (see Note 15).

State loss carryforwards of approximately $731,000 expire through October 2010.

Note 14 -- Commitments and Contingencies

Legal Proceedings

The Company is involved in various legal actions and claims arising in the ordinary course of business. Management believes that the outcome of any such litigation and claims will not have a material effect on the Company's financial position or results of operations.

Guarantees

The Company remains contingently liable under leases assumed by third parties. As of November 3, 2001, the minimum annual rental under these leases amounted to approximately $1,646,000 expiring at various dates through 2011. The Company has not experienced and does not anticipate any material nonperformance by such third parties.

Note 15 -- Retirement and Benefit Plans

Defined Benefit Plans

The Company sponsors two defined benefit pension plans covering administrative personnel and members of a union. Employees covered under the administrative pension plan earned benefits based upon a percentage of annual compensation and could make voluntary contributions to the plan. Employees covered under the union pension benefit plan earn benefits based on a fixed amount for each year of service. The Company's funding policy is to pay at least the minimum contribution required by the Employee Retirement Income Security Act of 1974. The plans' assets consist primarily of publicly traded stocks and fixed income securities. As of November 3, 2001 and October 28, 2000, the plans' assets included common stock of the Company with a fair value of $1,516,000 and $702,000, respectively.

                 FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

A summary of the plans' funded status and the amounts recognized in the consolidated balance sheets as of November 3, 2001 and October 28, 2000 follows:

                                                            November 3,      October 28,
                                                               2001             2000
                                                            ----------------------------
Change in benefit obligation
  Benefit obligation--beginning of year ................    $(5,772)          $(5,936)
  Service cost .........................................        (63)              (63)
  Interest cost ........................................       (454)             (449)
  Actuarial gain (loss) ................................     (1,517)              200
  Benefits paid ........................................        628               476
                                                            ----------------------------
  Benefit obligation--end of year ......................     (7,178)           (5,772)
                                                            ----------------------------
Change in plan assets
  Fair value of plan assets--beginning of year .........      6,174             6,433
  Actual return (loss) on plan assets ..................        145              (342)
  Employer contributions ...............................        402               559
  Benefits paid ........................................       (628)             (476)
  Administrative expense ...............................       (180)               --
                                                            ----------------------------
  Fair value of plan assets--end of year ...............      5,913             6,174
                                                            ----------------------------
Funded status ..........................................     (1,265)              402
Unrecognized prior service cost ........................        198               236
Unrecognized net loss from past
  experience different from that assumed ...............      3,206             1,233
Unrecognized transition asset ..........................         (5)              (11)
Adjustment required to recognize minimum liability .....     (3,399)               --
                                                            ----------------------------
Prepaid (accrued) pension cost .........................    $(1,265)          $ 1,860
                                                            ============================

Pension expense consists of the following:

                                                          Fiscal 2001    Fiscal 2000    Fiscal 1999
                                                          -----------------------------------------
           Service cost--benefits earned
             during the period ................             $  63         $  63          $  71
           Interest expense on benefit obligation             454           449            447
           Expected return on plan assets .....              (488)         (506)          (522)
           Amortization of prior service costs                 37            37             37
           Amortization of unrecognized
             net loss (gain) ..................                67             8             35
           Amortization of unrecognized transition
             obligation (asset) ...............                (5)           (5)            (5)
                                                            -------------------------------------
           Total pension expense                            $ 128          $ 46           $ 63
                                                            =====================================

The discount rate used in determining the actuarial present value of the projected benefit obligation ranged from 7.25% to 8.00% at November 3, 2001 and 7.75% to 8.00% at October 28, 2000. The expected long-term rate of return on plan assets was 8% at November 3, 2001 and October 28, 2000.

On September 30, 1997, the Company adopted an amendment to freeze all future benefit accruals relating to the plan covering administrative personnel. A curtailment gain of $55,000 was recorded related to this amendment.

At November 3, 2001, the accumulated benefit obligation exceeded the fair value of the plans' assets in both defined benefit plans. The provisions of Statement of Financial Accounting Standards No. 87 ("SFAS 87"), "Employers' Accounting for Pensions," require recognition in the balance sheet of an additional minimum liability and related intangible asset for pension plans with accumulated benefits in excess of plan assets; any portion of such additional liability which is in excess of the plan's prior service cost is reflected as a direct charge to equity, net of related tax benefit. Accordingly, at November 3, 2001, a liability of $3,399,000 was included in other long-term liabilities, an intangible asset equal to the prior service cost of $199,000 is included in other assets, and a charge of $1,920,000 net of deferred taxes of $1,280,000 is reflected as a minimum pension liability in shareholders' equity in the Consolidated Balance Sheet.

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

At October 31, 1998, the accumulated benefit obligation exceeded the fair value of the plan's assets in the plan covering members of one union. Accordingly, at October 31, 1998, a liability of $188,000 was included in other long-term liabilities, an intangible asset equal to the prior service cost of $53,000 was included in other assets, and a charge of $81,000 net of deferred taxes of $54,000 was reflected as a minimum pension liability in shareholders' equity in the Consolidated Balance Sheet. These amounts were reversed during fiscal 1999.

Multi-Employer Plans

Health, welfare, and retirement expense was approximately $10,440,000 in fiscal 2001, $9,155,000 in fiscal 2000 and $8,276,000 in fiscal 1999 under plans covering union employees. Such plans are administered through the unions involved. Under federal legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. The Company participates in a number of these pension plans and may have a potential obligation as a participant. The information required to determine the total amount of this contingent obligation as well as the total amount of accumulated benefits and net assets of such plans, is not readily available. However, the Company has no present intention of withdrawing from any of these plans, nor has the Company been informed that there is any intention to terminate such plans.

401(k)/Profit Sharing Plan

The Company maintains an employee 401(k) Savings Plan for all qualified non-union employees. Employees are eligible to participate in the Plan after completing one year of service (1,000 hours) and attaining age 21. Employee contributions are discretionary to a maximum of 15% of compensation. The Company matches 25% of the employees' contributions up to 6% of employee compensation. The Company has the right to make additional discretionary contributions, which are allocated to each eligible employee in proportion to their eligible compensation, which was 2% for fiscal years 2001, 2000 and 1999. 401(k) expense for the fiscal years 2001, 2000 and 1999 was approximately $607,000, $507,000 and $480,000, respectively.

Note 16 -- Other Postretirement and Postemployment Benefits

Postretirement Benefits

The Company will provide certain current officers and provides former officers with supplemental income payments and limited medical benefits during retirement. The Company recorded an estimate of deferred compensation payments to be made to the officers based on their anticipated period of active employment and the relevant actuarial assumptions at November 3, 2001 and October 28, 2000, respectively. The participants have agreed to certain non-compete arrangements and to provide continued service availability for consulting services after retirement.

A summary of the plan's funded status and the amounts recognized in the balance sheets as of November 3, 2001 and October 28, 2000, follows:

                                                                       November 3,    October 28,
                                                                          2001           2000
                                                                       --------------------------
           Change in benefit obligation
             Benefit obligation--beginning of year                       $(2,630)       $(2,062)
             Service cost                                                   (103)           (89)
             Interest cost                                                  (214)          (174)
             Actuarial gain (loss)                                          (480)          (352)
             Benefits paid                                                    47             47
                                                                       --------------------------
             Benefit obligation--end of year                              (3,380)        (2,630)
                                                                       --------------------------
           Change in plan assets
             Fair value of plan assets--beginning of year                     --             --
             Actual return on plan assets                                     --             --
             Employer contributions                                           47             47
             Benefits paid                                                   (47)           (47)
                                                                       --------------------------
             Fair value of plan assets--end of year                           --             --
           Funded status                                                  (3,380)        (2,630)
           Unrecognized prior service cost                                   137             11
           Unrecognized net loss from past experience
             different from that assumed                                   1,278          1,039
                                                                       --------------------------
           Accrued postretirement benefit cost                           $(1,965)       $(1,580)
                                                                       ==========================

                 FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

Net postretirement benefit expense consists of the following:

                                                        Fiscal 2001    Fiscal 2000    Fiscal 1999
                                                        -----------------------------------------
           Service cost--benefits earned
             during the period                               $103          $ 89           $ 73
           Interest expense on benefit obligation             214           174            123
           Expected return on plan assets                      --            --             --
           Amortization of prior service costs                 23             2              2
           Amortization of unrecognized net
             loss (gain)                                       92           149             81
           Amortization of unrecognized
             transition obligation (asset)                     --            --             --
                                                        -----------------------------------------
           Postretirement benefit expense                    $432          $414           $279
                                                        =========================================

The assumed discount rate used in determining the postretirement benefit obligation was 8.0% and 7.75% as of November 3, 2001 and October 28, 2000, respectively. The weighted average rate of compensation increase as of November 3, 2001 and October 28, 2000 was 4%.

Postemployment Benefits

Under SFAS No. 112, the Company is required to accrue the expected cost of providing postemployment benefits, primarily short-term disability payments, over the working careers of its employees.

The accrued liability under SFAS No. 112 as of November 3, 2001 and October 28, 2000, was $393,000 and $401,000, respectively.


Note 17 -- Earnings Per Share

                                                        Fiscal 2001    Fiscal 2000    Fiscal 1999
                                                        -----------------------------------------
           Basic EPS
             Net income available to common
               shareholders                             $    3,938     $    2,382     $    1,945
                                                        =========================================
             Weighted average shares outstanding         1,111,727      1,117,290      1,117,290
                                                        -----------------------------------------
             Per share amount                           $     3.54     $     2.13     $     1.74
                                                        =========================================
           Effect of Dilutive Securities
             Stock Options--Weighted Shares                  12,465            --             --
                                                        =========================================
           Dilutive EPS
             Weighted average shares outstanding
               including incremental shares              1,124,192      1,117,290      1,117,290
                                                        -----------------------------------------
             Per share amount                           $     3.50      $    2.13     $     1.74
                                                        =========================================

Note 18 -- Noncash Investing and Financing Activities

During fiscal 2001, the Company retired property and equipment with an original cost of $2,173,000 and accumulated depreciation of $2,109,000.

At November 3, 2001, the Company had an additional minimum pension liability of $3,399,000, a related intangible of $199,000 and a direct charge to equity of $1,920,000, net of deferred taxes of $1,280,000.

During fiscal 2001, the Company recorded an increase in capital in excess of par and deferred compensation expense of $1,817,000 in accordance with its stock option plan.

During fiscal 2000, capital lease obligations of $21,691,000 were incurred when the Company entered into leases for two new stores. During fiscal 1999, the Company modified one of its capitalized leases, resulting in an increase of $5,865,000 in property under capitalized leases and capitalized lease obligations.

During fiscal 2000, the required investment in Wakefern increased from a maximum per store of $500,000 to $550,000. This resulted in an increase of $1,039,000 in the investment and obligations due Wakefern. During fiscal 1999, the required investment in Wakefern increased from a maximum per store of $450,000 to $500,000. This resulted in an increase of $1,286,000 in the investment and obligations due Wakefern.

                               ANNUAL REPORT 2001
--------------------------------------------------------------------------------

The Company was required to make an additional investment in Wakefern of $500,000 and $103,000 for a new store and a replacement store, respectively, which opened during fiscal 2000. In conjunction with the investment, liabilities were assumed for the same amount.

During fiscal 2000, the Company was required to invest an additional $124,000 in Insure-Rite, Ltd. In conjunction with the investment, liabilities were assumed for the same amount.

During fiscal 2000 and 1999, the Company financed equipment purchased for $1,527,000, and $520,000, respectively.

Note 19 -- Unaudited Summarized Consolidated Quarterly Information

Summarized quarterly information for the years ended November 3, 2001 and October 28, 2000 was as follows:

                                                                                      Fourteen
                                                                                        Weeks
                                                      Thirteen Weeks Ended              Ended
                                              ----------------------------------     -----------
                                              January 27,   April 28,   July 28,     November 3,
                                                 2001         2001        2001          2001
                                              --------------------------------------------------
           Sales                               $238,594      $223,926   $233,052      $249,729
           Gross profit                          57,829        55,625     58,356        62,399
           Net income                             1,168           963      1,044           763
           Earnings available per share:
             Basic                                 1.05           .86        .94           .69
             Diluted                               1.05           .86        .94           .66

                                                             Thirteen Weeks Ended
                                              --------------------------------------------------
                                              January 29,   April 29,   July 29,     October 28,
                                                 2000         2000        2000          2000
                                              --------------------------------------------------
           Sales                               $211,541      $211,638   $223,662       $219,522
           Gross profit                          50,211        51,092     54,389         53,235
           Net income                               784           335        636            627
           Earnings available per share:
             Basic                                  .70           .30        .57            .56
             Diluted                                .70           .30        .57            .56

Dilutive earnings per share amounts by quarter do not equal dilutive earnings per share amounts for the year ended November 3, 2001 due to the stock option plan being adopted in the fourth quarter.

Note 20 -- Subsequent Events

On November 14, 2001, the Company opened a new store in Middletown, New Jersey. This store replaced an existing store at the same location. A capital lease obligation of $9,958,000 was incurred relating to this new store, as well as an increase in property under capitalized leases in the same amount.

The Company repurchased 10,310 shares of its Common stock at an aggregate cost of $437,773 from November 4, 2001 through January 18, 2002.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Foodarama Supermarkets, Inc.
Howell, New Jersey

We have audited the accompanying consolidated balance sheets of Foodarama Supermarkets, Inc. and Subsidiaries as of November 3, 2001 and October 28, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years ended November 3, 2001, October 28, 2000 and October 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Foodarama Supermarkets, Inc. and Subsidiaries as of November 3, 2001 and October 28, 2000, and the results of their operations and their cash flows for the fiscal years ended November 3, 2001, October 28, 2000 and October 30, 1999 in conformity with accounting principles generally accepted in the United States of America.


/s/ Amper, Politzina & Mattia, P.A.
-----------------------------------
January 18, 2002
Edison, New Jersey

                     This page was intentionally left blank

                     This page was intentionally left blank